

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 23, 2008

via U.S. Mail

Ms. Ajeeta Pinheiro, President
Sona Resources, Inc.
2/41 Timurty OM Housing Society, Sion
Chunnabhatti, Mumbai, India, 400022

> **Re:** **Sona Resources, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 7, 2008**
> **File No. 333-148959**

Dear Ms. Pinheiro:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We have not been able to reach you by telephone at the telephone number disclosed on the cover page of your registration statement as the number of your principal executive offices. We also understand from American Stock Transfer Corp., the company that you have disclosed as your "agent of service" on the cover page, that such company merely serves as your transfer agent.

    Please revise your filing to disclose the following information:

    - whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers and directors, or your professional geologist who is identified under "Experts" at page 33 of your filing; and

    - whether investors may enforce these civil liability provisions given that it appears that your assets, and such individuals, are located outside of the United States.

    Such disclosure should address the following matters:

    - an investor's ability to effect service of process within the United States on you or any of the above-referenced individuals;

    - an investor's ability to enforce judgments obtained in U.S. courts against you or the above-referenced individuals based upon the civil liability provisions of the U.S. federal securities laws;

    - an investor's ability to enforce, in an appropriate foreign court, judgments of U.S. courts based upon the civil liability provisions of the U.S. federal securities laws; and

    - an investor's ability to bring an original action in an appropriate foreign court to enforce liabilities against you or any of the above-referenced individuals based upon the U.S. federal securities laws.

    If you provide this disclosure based on an opinion of counsel, please name counsel in the prospectus and file as an exhibit to your registration statement a signed consent of counsel to the use of its name and opinion.

2. Please ensure that you file a marked copy of your amendment on EDGAR that highlights all changes to the filing. We note that the marked version of Amendment No. 2 that you filed did not show all changes to your filing that were reflected in the "clean" copy.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson
        T. Levenberg

        via facsimile
        Conrad C. Lysiak, Esq.
        (509) 747-1770